Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. ANNOUNCES ANNUAL GENERAL MEETING DATE AND PARTICIPATION IN UPCOMING INVESTOR CONFERENCES

Toronto, Ontario – March 1, 2013 – Progressive Waste Solutions Ltd. (the “Company” or “Progressive Waste Solutions”) (NYSE, TSX: BIN) today announced it will hold its annual general meeting of shareholders on Tuesday, May 7, 2013 in Toronto, Ontario. The record date is Tuesday, March 25, 2013.

Progressive Waste Solutions also announced that executives of the Company currently plan to present at the following investor conferences:

•	Raymond James 34th Annual Institutional Investors Conference on Wednesday, March 6, 2013, in Orlando, Florida.

•	Credit Suisse 2013 Global Services Conference on Tuesday, March 12, 2013, in Scottsdale, Arizona.

Audio webcast information and presentation slides will be made available on the Investors section of the Progressive Waste Solutions website under Presentations & Events prior to each conference.

About Progressive Waste Solutions Ltd.
As one of North America's largest full-service waste management companies, we provide non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 13 U.S. states and the District of Columbia and six Canadian provinces. We serve our customers with vertically integrated collection and disposal assets. Progressive Waste Solutions Ltd.'s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions, visit our website at www.progressivewaste.com.

Further Information
Progressive Waste Solutions Ltd.
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
Tel:  (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com

Laura Lepore
Manager, Investor Relations and Corporate Communications
Tel:  (905) 532-7519
Email: laura.lepore@progressivewaste.com